Roc Nation Sports and GameSquare Create Esports Gaming Partnership for Athletes, Brands and Properties

Gaming Community Network to work with Roc Nation Sports' star-studded athletes to expand their presence in gaming and esports

August 18, 2021, Toronto, Ontario - Roc Nation Sports ("Roc Nation Sports"), the full-service management and sports agency, and the Gaming Community Network ("GCN"), part of the GameSquare Esports Inc. (CSE: GSQ; FRA: 29Q1) ("GameSquare" or the "Company") group of companies, have partnered to create global gaming solutions for athletes.

As part of the multi-year partnership, the collaboration is intended to create authentic bespoke athlete-centric strategies, including esports tournaments, gaming content production, live streaming events, and provide content syndication across the GCN Network which includes 85+ gaming and esports-centric websites.

"Partnering with Roc Nation Sports continues our growth of building GameSquare into an esports powerhouse," said Justin Kenna, CEO of GameSquare. "With our recent acquisitions of Complexity and Cut+Sew/Zoned and adding Paradigm Sports to our advisory board, we are well-positioned to guide Roc Nation Sports and its diverse talent into the gaming and esports space."

"Increasingly, athletes are engaging in the world of esports gaming," said Brodie Van Wagenen, COO and Head of Strategy / Business Development at Roc Nation Sports. "Younger audiences represent a hugely influential and important demographic to reach. By pairing GCN's vast network and capabilities with Roc Nation Sports' diverse global footprint, we anticipate that our clients will be able to connect to a broader community while growing their personal brands and businesses through innovative and multi-facing gaming projects."

"To be able to partner with such a premier entertainment and sports organization in Roc Nation Sports is an amazing opportunity for GCN,'' added Chris Kindt, Chief Marketing Officer of GCN. "With this being our first formal collaboration with a talent agency, we can't wait to get started working with Juan Perez and Brodie Van Wagenen. This partnership is expected to allow us to continue to bridge the gap between traditional media and gaming. We are excited to build esports content and tournaments with Roc Nation Sports."

GCN intends to create strategies for each athlete that fits their interests in esports and specific games. By leveraging the marketing and social media reach of Roc Nation Sports alongside GCN's deep capabilities within esports, they are projected to bring unique strategies for the Roc Nation Sports roster and attract new talent that recognizes the importance of connecting with the growing esports demographic.

Roc Nation and Roc Nation Sports carry close to two billion total followers combined on Facebook, Twitter and Instagram. The Roc Nation Sports client list includes LaMelo Ball, Leonard Fournette, Romelu Lukaku, Skylar Diggins-Smith, Kevin De Bruyne, Saquon Barkley, Immanuel Quickley and many more. In 2019, Roc Nation Sports ventured into the esports world by signing Mosaad "Msdossary" Al-Dossary, who was the 2018 eSports Player of the Year after winning the FIFA eWorld Cup.

In May 2021, GCN produced the first major collegiate esports event that brought colleges and universities together across 10 different NCAA conferences in partnership with Van Wagner to compete to become a national champion. The conference tournaments and championship garnered more than 651,000 live views on Twitch and during the championship tournament, more than 256,000 unique viewers tuned in.

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd. ("Code Red"), an esports talent agency serving the UK, Reciprocity Corp. ("Reciprocity"), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and, most recently, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity's gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming, a 40% interest in a League of Legends team that competes in Latin America, and its wholly owned subsidiary corporation, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA.

About Gaming Community Network

GCN is the only independent media group completely dedicated to gaming and esports across community sites, content producers, influencers and tournament/event operators. Bridging the gap between traditional media and gaming with a "Gamer First" promise, GCN's aggregated & integrated proprietary media network reaches 65M+ MAU's in the US (115M+ MAUs globally) driving scale for premium content designed to provoke and share conversations. GCN builds bespoke strategy solutions from content creation to full-scale tournaments for any endpoint be it social, broadcast TV or live stream. As a GameSquare Esports Inc. (stock: GSQ, Canadian Securities Exchange) wholly-owned subsidiary, together with Code Red, Complexity Gaming and Cut+Sew/Zoned, GCN collaborates with its partners to deliver memorable experiences for gamers and brands.  To learn more, visit GCN.gg or follow on LinkedIn: www.linkedin.com/company/GamingCommunityNetwork/.

About Roc Nation Sports

Roc Nation Sports, a sub-division of Roc Nation, launched in spring 2013. Founder Shawn "JAY-Z" Carter's love of sports led to the natural formation of Roc Nation Sports, supporting athletes in the same way Roc Nation has been working alongside and advocating for artists in the music industry for years. Roc Nation Sports focuses on elevating athlete's careers on a global scale both on and off the field. Roc Nation Sports conceptualizes and executes marketing and endorsement deals, community outreach, charitable tie-ins, media relations, and brand strategy. Roc Nation Sports' roster includes premiere athletes such as Robinson Cano, Skylar Diggins-Smith, LaMelo Ball, Kevin De Bruyne, Romelu Lukaku, CC Sabathia, Saquon Barkley, Leonard Fournette, Danny Green, Jarie Alexander, and Ronnie Stanley.

Investor Relations

For further information, please contact Nikhil Thadani, Investor Relations for GameSquare Esports Inc.:

Nikhil Thadani

Email: IR@gamesquare.com

Phone: (647) 670-2500

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the collaboration between GCN and Roc Nation Sports, including GCN's ability to create authentic bespoke athlete-centric strategies, to continue to bridge the gap between traditional media and gaming, to bring unique strategies for the Roc Nation Sports roster and attract new talent, and to provide content syndication across the GCN network; the business and operations of the Company and its subsidiaries; and the Company's ability to execute its business plan. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange ("CSE") nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.